UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Date: January 10, 2011

Commission File Number: 1-15060

UBS AG

(Registrant’s Name)

Bahnhofstrasse 45, Zurich, Switzerland, and

Aeschenvorstadt 1, Basel, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F   ☐             Form 40-F  ☐

This Form 6-K is hereby incorporated by reference into the registration statement of UBS AG on Form F-3 (Registration Numbers 333-156695 and 333-156695-01 to -17.)

This Form 6-K consists of the legal opinion which appears below:

Homburger AG

Prime Tower

Hardstrasse 201 | CH–8005 Zurich

P.O. Box 314 | CH–8037 Zurich

T +41 43 222 10 00

F +41 43 222 15 00

lawyers@homburger.ch

UBS AG

Bahnhofstrasse 45

CH-8098 Zurich

Switzerland

January 10, 2012 LAC | CIU

313423 | CIU | 000023.docx

UBS AG—Registration Statement for Debt Securities and Warrants Medium-Term Notes, Series A (Issue Dates: November 25, 2011 to December 13, 2011)

Ladies and Gentlemen:

We, Homburger AG, have acted as special Swiss counsel to UBS AG, a corporation organized under the laws of Switzerland (the Company) in connection with the issuance by the Company, acting through its London branch (the Issuing Branch) of the securities as specified in Annex 1 (collectively, the Securities) pursuant to the Company’s registration statement on Form F-3 (Registration no. 333-156695) dated as of January 13, 2009 (the Registration Statement). As such special Swiss counsel, we have been requested to give our opinion as to certain matters of Swiss law relating to the Securities.

Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Registration Statement.

I.	Basis of Opinion

This opinion is confined to and given on the basis of the laws of Switzerland in force at the date hereof. Such laws and the interpretation thereof are subject to change. In the absence of explicit statutory law, we base our opinion solely on our independent professional judgment. This opinion is also confined to the matters stated herein and the Documents (as defined below), and is not to be read as extending, by implication or otherwise, to any agreement or document referred to in any of the Documents or any other matter.

For purposes of this opinion we have not conducted any due diligence or similar investigation as to factual circumstances, which are or may be referred to in the Documents, and we express no opinion as to the accuracy of representations and warranties of facts set out in the Documents or the factual background assumed therein.

For the purpose of giving this opinion, we have only examined originals or copies of the following documents (collectively the Documents):

(i)	an electronic copy of the Registration Statement dated as of January 13, 2009;

(ii)

an electronic copy of the Indenture dated as of November 21, 2000 between UBS AG and U.S. Bank Trust National Association, as Trustee, as amended and supplemented by the First Supplemental Indenture dated as of February 28, 2006 between UBS AG and U.S. Bank Trust National Association, as Trustee (the Indenture);

(iii)

an electronic copy of the Amended and Restated Distribution Agreement, dated November 17, 2006, among UBS AG and UBS Securities LLC and UBS Financial Services Inc., as Agents (the Distribution Agreement);

(iv)	copies of the articles of association (Statuten) of the Company, in the version dated as of November 27, 2008 and in the version dated as of February 22, 2011 (the latter hereinafter the Articles);

(v)

an electronic copy of the resolutions of the Group Treasurer of the Company, dated as of December 22, 2008, as amended by the resolutions of the Group Treasurer of the Company dated as of August 16, 2011, including a list of Authorized Officers in Schedule I dated August 16, 2011 (the Schedule I and, together with the resolutions of the Group Treasurer mentioned in this paragraph (v), the Resolutions);

(vi)

electronic copies of the organizational regulations (Organisationsreglement) of the Company, including Annex B “Responsibilities and Authorities” (i) in the version dated as of July 1, 2008, and (ii) in the version dated as of August 1, 2010 (the Organizational Regulations);

(vii)	an electronic copy of the Business Regulations Corporate Center in the version as effective as of March 2, 2010 (together with the Organizational Regulations, the Internal Regulations);

(viii)

electronic copies of the “Corporate Center Delegation of Authorities”, in the version dated as of October 12, 2006, and in the version dated as of February 2, 2010 (the latter version, the Delegation);

(ix)

an electronic copy of an Officers’ Certificate pursuant to Section 301 of the Indenture dated January 27, 2009, including Annex A and Annex B thereto, establishing the terms of UBS’ Medium-Term Notes, Series A (the Authorized Officers’ Certificate);

(x)	an electronic copy of

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated November 25, 2011,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated December 1, 2011,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated December 7, 2011,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated December 8, 2011,

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated December 9, 2011, and

•	an Authorized Officer’s Certificate in Support of Legal Opinions dated December 13, 2011,

(collectively, the Opinion Backup Certificates);

(xi)	an electronic copy of

(xii)

(a) a Determination of an Authorized Person dated November 25, 2011, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2012 (Linked to the performance of the common stock of Apple Inc.), Annex B, setting forth the terms of the USD 145,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2012 (Linked to the performance of the common stock of Caterpillar Inc.) , Annex C, setting forth the terms of the USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2012 (Linked to the performance of the common stock of The Dow Chemical Company), Annex D, setting forth the terms of the USD 220,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), Annex E, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2012 (Linked to the performance of the common stock of MetLife, Inc.), Annex F, setting forth the terms of the USD 550,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2012 (Linked to the performance of the common stock of Prudential Financial, Inc.) and Annex G, setting forth the terms of the USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2012 (Linked to the performance of the common stock of SanDisk Corporation), and (b) a Determination of an Authorized

Person dated November 25, 2011, including Annex A, setting forth the terms of the USD 774,329.16 Trigger Yield Optimization Notes due November 28, 2012 (Linked to the performance of the common stock The Boeing Company), Annex B, setting forth the terms of the USD 104,986.70 Trigger Yield Optimization Notes due February 24, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), Annex C, setting forth the terms of the USD 99,999.38 Trigger Yield Optimization Notes due November 27, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), Annex D, setting forth the terms of the USD 129,995.58 Trigger Yield Optimization Notes due February 24, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), Annex E, setting forth the terms of the USD 114,972.61 Trigger Yield Optimization Notes due February 24, 2012 (Linked to the performance of the American depositary shares of Gerdau S.A.), Annex F, setting forth the terms of the USD 149,998.65 Trigger Yield Optimization Notes due August 24, 2012 (Linked to the performance of the common stock JPMorgan Chase & Co.) and Annex G, setting forth the terms of the USD 149,998.65 Trigger Yield Optimization Notes due August 24, 2012 (Linked to the performance of the common stock JPMorgan Chase & Co.),

(xiii)

(a) a Determination of an Authorized Person dated December 1, 2011, including Annex A, setting forth the terms of the USD 141,000.00 Trigger Autocallable Optimization Securities due December 5, 2012 (Linked to the performance of the common stock of Apple Inc.), Annex B, setting forth the terms of the USD 163,690.00 Trigger Autocallable Optimization Securities due December 5, 2012 (Linked to the performance of the common stock of FedEx Corporation) and Annex C, setting forth the terms of the USD 125,000.00 Trigger Autocallable Optimization Securities due December 5, 2012 (Linked to the performance of the common stock of General Electric Company), (b) a Determination of an Authorized Person dated December 1, 2011, including Annex A, setting forth the terms of the USD 170,000.00 Trigger Phoenix Autocallable Optimization Securities due December 5, 2012 (Linked to the performance of the common stock of American International Group, Inc.), Annex B, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due December 5, 2012 (Linked to the performance of the common stock of AT&T Inc.), Annex C, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 5, 2012 (Linked to the performance of the common stock of Chesapeake Energy Corporation), Annex D, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 5, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), Annex E, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 5, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.) and Annex F, setting forth the terms of the USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due December 5, 2012 (Linked to the performance of the common stock of Medtronic, Inc.) and (c) a Determination of an Authorized Person dated December 1, 2011, including Annex A, setting forth the terms of the USD 149,695.76 Trigger Yield Optimization Notes due December 3, 2012 (Linked to the performance of the common stock of Apple Inc.), Annex B, setting forth the terms of the USD 99,957.00 Trigger Yield Optimization Notes due December 4, 2013 (Linked to the performance of the common stock of Apache Corporation), Annex C, setting forth the terms of the USD 99,976.50 Trigger Yield Optimization Notes due December 3, 2012 (Linked to the performance of the common stock of Baker Hughes Incorporated), Annex D, setting forth the terms of the USD 99,976.50 Trigger Yield Optimization Notes due November 5, 2012 (Linked to the performance of the common stock of Baker Hughes Incorporated), Annex E, setting forth the terms of the USD 242,649.00 Trigger Yield Optimization Notes due December 3, 2012 (Linked to the performance of the common stock of The Dow Chemical Company), Annex F, setting forth the terms of the USD 149,998.50 Trigger Yield Optimization Notes due November 5, 2012 (Linked to the performance of the American depositary shares of Gerdau S.A.), Annex G, setting forth the terms of the USD 236,633.40 Trigger Yield Optimization Notes due December 3, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), Annex H, setting forth the terms of the USD 146,849.76 Trigger Yield Optimization Notes due December 3, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.) and Annex I, setting forth the terms of the USD 174,989.16 Trigger Yield Optimization Notes due September 4, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.),

(xiv)

a Determination of an Authorized Person dated December 7, 2011, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2012 (Linked to the performance of the common stock of Medtronic, Inc.) and Annex A, setting forth the terms of the USD 218,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2012 (Linked to the performance of the common stock of Transocean Ltd.),

(xv)

(a) a Determination of an Authorized Person dated December 8, 2011, including Annex A, setting forth the terms of the USD 116,000.00 Trigger Autocallable Optimization Securities due December 12, 2012 (Linked to the performance of the common stock of The Dow Chemical Company) and Annex B, setting forth the terms of the USD 120,000.00 Trigger Autocallable Optimization Securities due December 12, 2012 (Linked to the performance of the common stock of Devon Energy Corporation), (b) a Determination of an Authorized Person dated December 8, 2011, including Annex A, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 12, 2012 (Linked to the performance of the American depositary shares of Banco Bradesco S.A.), Annex B, setting forth the terms of the USD 155,000.00 Trigger Phoenix Autocallable Optimization Securities due December 12, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold, Inc.), Annex C, setting forth the terms of the USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due December 12, 2012 (Linked to the performance of the common stock of General Electric Company), Annex D, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 12, 2012 (Linked to the performance of the American depositary shares of Gerdau S.A.), Annex E, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 12,

2012 (Linked to the performance of the common stock of Hess Corporation) and Annex F, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 12, 2012 (Linked to the performance of the American depositary shares of Petroleo Brasileiro S.A.), (c) a Determination of an Authorized Person dated December 8, 2011, including Annex A, setting forth the terms of the USD 99,689.92 Trigger Yield Optimization Notes due December 10, 2012 (Linked to the performance of the common stock of Amazon.com, Inc.), Annex B, setting forth the terms of the USD 99,971.55 Trigger Yield Optimization Notes due March 8, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold, Inc.) and Annex C, setting forth the terms of the USD 99,992.36 Trigger Yield Optimization Notes due March 8, 2012 (Linked to the performance of the American depositary shares of Gerdau S.A.), (d) a Determination of an Authorized Person dated December 8, 2011, including Annex A, setting forth the terms of the USD 5,197,500 Trigger Phoenix Autocallable Optimization Securities due December 11, 2012 (Linked to the performance of the shares of the SPDR® S&P 500® ETF Trust) and (e) a Determination of an Authorized Person dated December 8, 2011, including Annex A, setting forth the terms of the USD 3,048,000 Callable Step-Up Fixed Rate Notes due December 8, 2021,

(xvi)

(a) a Determination of an Authorized Person dated December 9, 2011, including Annex A, setting forth the terms of the USD 104,000.00 Trigger Phoenix Autocallable Optimization Securities due December 13, 2012 (Linked to the performance of the common stock of Citigroup Inc.) and Annex B, setting forth the terms of the USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 13, 2012 (Linked to the performance of the American depositary shares of Vale S.A.), and (b) a Determination of an Authorized Person dated December 9, 2011, including Annex A, setting forth the terms of the USD 104,931.40 Trigger Yield Optimization Notes due March 9, 2012 (Linked to the performance of the common stock of Potash Corporation of Saskatchewan Inc.) and Annex B, setting forth the terms of the USD 99,941.04 Trigger Yield Optimization Notes due December 11, 2012 (Linked to the performance of the common stock of Prudential Financial, Inc.), and

•

(a) a Determination of an Authorized Person dated December 13, 2011, including Annex A, setting forth the terms of the USD 220,000.00 Trigger Phoenix Autocallable Optimization Securities due December 17, 2012 (Linked to the performance of the common stock of Broadcom Corporation), (b) a Determination of an Authorized Person dated December 13, 2011, including Annex A, setting forth the terms of the USD 99,937.20 Trigger Yield

Optimization Notes due December 13, 2012 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), Annex B, setting forth the terms of the USD 99,985.95 Trigger Yield Optimization Notes due December 13, 2012 (Linked to the performance of the common stock of The Dow Chemical Company), Annex C, setting forth the terms of the USD 169,916.89 Trigger Yield Optimization Notes due March 13, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold, Inc.), Annex D, setting forth the terms of the USD 139,964.72 Trigger Yield Optimization Notes due March 13, 2012 (Linked to the performance of the American depositary shares of Gerdau S.A.), Annex E, setting forth the terms of the USD 399,979.86 Trigger Yield Optimization Notes due March 13, 2012 (Linked to the performance of the American depositary shares of Gerdau S.A.), Annex F, setting forth the terms of the USD 399,972.80 Trigger Yield Optimization Notes due December 12, 2013 (Linked to the performance of the common stock of Starwood Hotels & Resorts Worldwide, Inc.), Annex G, setting forth the terms of the USD 124,930.26 Trigger Yield Optimization Notes due March 13, 2012 (Linked to the performance of the American depositary shares of ITAU Unibanco Holdings S.A.) and Annex H, setting forth the terms of the USD 99,978.66 Trigger Yield Optimization Notes due September 13, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.),

(collectively, the Determinations and, together with the Opinion Backup Certificates and the Authorized Officer’s Certificate, the Officers’ Certificates);

(xvii)	electronic excerpts of the “Global directory of UBS authorized signatories”

•	as provided per e-mail dated December 6, 2011 regarding signature authority of Joan Newton, Cynthia A. Stevens, Gordon S. Kiesling and Hina Mehta,

•	as provided per e-mail dated December 15, 2011 regarding signature authority of Joan Newton, Cynthia A. Stevens, Hina Mehta and Martin Gasparian,

•	as provided per e-mail dated December 22, 2011 regarding signature authority of Joan Newton, Cynthia A. Stevens, Gordon S. Kiesling and Timothy Geller,

•	as provided per e-mail dated December 27, 2011 regarding signature authority of Joan Newton, Cynthia A. Stevens, Martin Gasparian, Timothy Geller, Gordon S. Kiesling, Hina Mehta and Kiye Sakai

•	as provided per e-mail dated December 28, 2011 regarding signature authority of Joan Newton, Cynthia A. Stevens, Hina Mehta and Gordon S. Kiesling, and

•	as provided per e-mail dated December 29, 2011 regarding signature authority of Joan Newton, Cynthia A. Stevens, Timothy Geller and Martin Gasparian; and

(xviii)	electronic excerpts from the Register of Commerce for the Company dated as of January 13, 2009 and as of January 10, 2012 (the latter excerpt, the Excerpt).

No documents have been reviewed by us in connection with this opinion other than the Documents. Accordingly, we shall limit our opinion to the Documents and their legal implications under Swiss law.

In this opinion, Swiss legal concepts are expressed in English terms and not in their original language. These concepts may not be identical to the concepts described by the same English terms as they exist under the laws of other jurisdictions. With respect to Documents governed by laws other than the laws of Switzerland, for purposes of this opinion we have relied on the plain meaning of the words and expressions contained therein without regard to any import they may have under the relevant governing law.

II.	Assumptions

For the purpose of this opinion, we have assumed the following:

(a)	all documents produced to us as originals are authentic and complete, and all documents produced to us as copies (including, without limitation, fax and electronic copies) conform to the original;

(b)

all documents produced to us as originals and the originals of all documents produced to us as copies were duly executed and certified, as applicable, in the manner and by the individuals purported to have executed or certified, as the case may be, such documents;

(c)	except as expressly opined upon herein, all information contained in the Documents is, and all material statements made to us in connection with the Documents are, true and accurate;

(d)

the Securities will be issued under the Indenture, and the offering of the Securities will be conducted in the manner described in the Registration Statement, the Indenture and the Distribution Agreement;

(e)

the Securities will be issued exclusively outside of Switzerland and will neither directly nor indirectly be publicly offered into Switzerland or to Swiss investors having a domicile in Switzerland nor be listed on a Swiss exchange;

(f)

(i) the Securities will be executed substantially in the form as set out in the relevant Determination and will be consistent with the form of securities set out in the Authorized Officer’s Certificate and the Indenture, (ii) the Securities and any documents in connection with such Securities will be duly executed in accordance with the Indenture, the Resolutions

(including, without limitation, the list of Authorized Officers set out in Schedule I), and the Officers’ Certificates, and (iii) the terms and conditions set out in the Securities correspond and conform to the relevant Determination, the Indenture and the Authorized Officers’ Certificate;

(g)

the inclusion of any alternative or additional terms in any Securities that are not currently specified in the Authorized Officer’s Certificate will not (i) require the Company, acting through the relevant Issuing Branch, to obtain any regulatory consent, authorization or approval or make any regulatory filing in order for the relevant Issuing Branch to issue, sell and deliver such Securities, (ii) require any further corporate approval or consent, or (iii) violate mandatory provisions of Swiss law;

(h)	the Excerpt, the Articles, the Internal Regulations and the Delegation are correct, complete and up-to-date;

(i)

the Resolutions (including, without limitation, the list of Authorized Officers set out in Schedule I) (i) have been duly resolved in meetings duly convened and otherwise in the manner set forth therein, and (ii) have not been rescinded or amended and are in full force and effect;

(j)

the authorization provided to each person named as Authorized Officers in Schedule I has not been rescinded or amended and is in full force and effect and each Authorized Officer has the title of Chief Financial Officer, Managing Director, Executive Director or Director of the Company, as the case may be;

(k)	the Officers’ Certificates have not been rescinded or amended and are in full force and effect;

(l)

all required corporate approvals have been obtained if the aggregate initial offering price of all the securities having been issued and sold from time to time pursuant to the Resolutions (including the Securities) exceeds USD 10,000,000,000 (or its equivalent in another currency, currencies or composite currency);

(m)

the Registration Statement, the Indenture and the Distribution Agreement have been duly authorized and are in full force and effect and none of the Registration Statement, the Indenture and the Distribution Agreement has been terminated, rescinded, amended or supplemented in any way; and

(n)

the choice of New York law as the governing law of, and the submission by the parties thereto to the non-exclusive jurisdiction of the courts of New York provided for in, the Indenture is valid under the laws of New York.

III.	Opinion

Based on the foregoing and subject to the qualifications set out below, we are of the opinion that:

1.

All corporate action by the Company related to the issuance and sale of the Securities was duly authorized in conformity with the Company’s Articles, the Internal Regulations and the Delegation as a matter of Swiss law.

2.

The choice of New York law as the governing law of the Indenture is a valid choice of law under the laws of Switzerland, and in any action brought before a court of competent jurisdiction in Switzerland, New York law would be recognized and applied by such court to all issues for which the proper or governing law of a contract is applicable under the conflict of laws rules of Switzerland; provided, however, that (i) such choice of law may not extend to non-contractual obligations, (ii) the content of the relevant laws of New York may need to be proven by the relevant party, and (iii) a Swiss court would apply Swiss procedural rules.

3.	The submission by the Company to the non-exclusive jurisdiction of the courts of New York contained in the Indenture is valid and legally binding on it under the laws of Switzerland.

IV.	Qualifications

The above opinions are subject to the following qualifications:

(a)

The lawyers of our firm are members of the Zurich bar and do not hold themselves to be experts in any laws other than the laws of Switzerland. Accordingly, we are opining herein as to Swiss law only and we express no opinion with respect to the applicability thereto, or the effect thereon, of the laws of any other jurisdiction.

(b)

According to article 10 of the Swiss Private International Law Act of December 18, 1987, as amended (the Private International Law Act), and article 31 of the Convention on Jurisdiction and the Recognition and Enforcement of Judgments in Civil and Commercial Matters of October 30, 2007 (the Lugano Convention), Swiss courts may order preliminary measures (such as injunctions) even where they do not have jurisdiction over the substance of the matter.

(c)

Contractual submissions to a particular jurisdiction are subject to mandatory provisions on (i) the protection of consumers, insured persons and employees pursuant to the Lugano Convention, the Private International Law Act and such other international treaties by which Switzerland is bound, and (ii) enforcement proceedings that do not qualify as civil actions.

(d)

We do not express any opinion as to the validity or enforceability of the Indenture or any other agreement or as to the accuracy             or completeness of the information set out in the Registration Statement including, without limitation, the representations and warranties contained therein.

(e)

Further, we express no opinion as to banking or insurance regulatory matters or as to any commercial, accounting, calculating, auditing or other non-legal matter. Also, we express no opinion as to tax matters.

* * *

We have issued this opinion as of the date hereof and we assume no obligation to advise you of any changes in fact or in law that are made or brought to our attention hereafter.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement. In giving such consent, we do not thereby admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act of 1933.

This opinion may be relied upon by you in connection with the issuance of the Securities. Without our prior written consent, this opinion may not be (i) used or relied upon by any other person, (ii) used or relied upon by you except in relation to the issuance of the Securities, or (iii) transmitted or disclosed to any other person except as provided in the immediately preceding paragraph.

This opinion is governed by and shall be construed in accordance with the laws of Switzerland. We confirm our understanding that all disputes arising out of or in connection with this opinion shall be subject to the exclusive jurisdiction of the courts of the Canton of Zurich, Switzerland, venue being Zurich 1.

Sincerely yours,

HOMBURGER AG

Annex 1 to the Legal Opinion dated January 10, 2012

a)	Securities with issue date November 25, 2011

1.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2012 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

2.	USD 145,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2012 (Linked to the performance of the common stock of Caterpillar Inc.), issued through UBS AG, London Branch

3.

USD 120,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2012 (Linked to the performance of the common stock of The Dow Chemical Company), issued through UBS AG, London Branch

4.

USD 220,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

5.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2012 (Linked to the performance of the common stock of MetLife, Inc.), issued through UBS AG, London Branch

6.

USD 550,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2012 (Linked to the performance of the common stock of Prudential Financial, Inc.), issued through UBS AG, London Branch

7.	USD 200,000.00 Trigger Phoenix Autocallable Optimization Securities due November 29, 2012 (Linked to the performance of the common stock of SanDisk Corporation), issued through UBS AG, London Branch

8.	USD 774,329.16 Trigger Yield Optimization Notes due November 28, 2012 (Linked to the performance of the common stock The Boeing Company), issued through UBS AG, London Branch

9.	USD 104,986.70 Trigger Yield Optimization Notes due February 24, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

10.	USD 99,999.38 Trigger Yield Optimization Notes due November 27, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

11.	USD 129,995.58 Trigger Yield Optimization Notes due February 24, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold Inc.), issued through UBS AG, London Branch

12.	USD 114,972.61 Trigger Yield Optimization Notes due February 24, 2012 (Linked to the performance of the American depositary shares of Gerdau S.A.), issued through UBS AG, London Branch

13.	USD 149,998.65 Trigger Yield Optimization Notes due August 24, 2012 (Linked to the performance of the common stock JPMorgan Chase & Co.), issued through UBS AG, London Branch

14.	USD 149,998.65 Trigger Yield Optimization Notes due August 24, 2012 (Linked to the performance of the common stock JPMorgan Chase & Co.), issued through UBS AG, London Branch

b)	Securities with issue date December 1, 2011

15.	USD 141,000.00 Trigger Autocallable Optimization Securities due December 5, 2012 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

16.	USD 163,690.00 Trigger Autocallable Optimization Securities due December 5, 2012 (Linked to the performance of the common stock of FedEx Corporation), issued through UBS AG, London Branch

17.	USD 125,000.00 Trigger Autocallable Optimization Securities due December 5, 2012 (Linked to the performance of the common stock of General Electric Company), issued through UBS AG, London Branch

18.

USD 170,000.00 Trigger Phoenix Autocallable Optimization Securities due December 5, 2012 (Linked to the performance of the common stock of American International Group, Inc.), issued through UBS AG, London Branch

19.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due December 5, 2012 (Linked to the performance of the common stock of AT&T Inc.), issued through UBS AG, London Branch

20.

USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 5, 2012 (Linked to the performance of the common stock of Chesapeake Energy Corporation), issued through UBS AG, London Branch

21.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 5, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), issued through UBS AG, London Branch

22.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 5, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), issued through UBS AG, London Branch

23.	USD 150,000.00 Trigger Phoenix Autocallable Optimization Securities due December 5, 2012 (Linked to the performance of the common stock of Medtronic, Inc.), issued through UBS AG, London Branch

24.	USD 149,695.76 Trigger Yield Optimization Notes due December 3, 2012 (Linked to the performance of the common stock of Apple Inc.), issued through UBS AG, London Branch

25.	USD 99,957.00 Trigger Yield Optimization Notes due December 4, 2013 (Linked to the performance of the common stock of Apache Corporation), issued through UBS AG, London Branch

26.	USD 99,976.50 Trigger Yield Optimization Notes due December 3, 2012 (Linked to the performance of the common stock of Baker Hughes Incorporated), issued through UBS AG, London Branch

27.	USD 99,976.50 Trigger Yield Optimization Notes due November 5, 2012 (Linked to the performance of the common stock of Baker Hughes Incorporated), issued through UBS AG, London Branch

28.	USD 242,649.00 Trigger Yield Optimization Notes due December 3, 2012 (Linked to the performance of the common stock of The Dow Chemical Company), issued through UBS AG, London Branch

29.	USD 149,998.50 Trigger Yield Optimization Notes due November 5, 2012 (Linked to the performance of the American depositary shares of Gerdau S.A.), issued through UBS AG, London Branch

30.	USD 236,633.40 Trigger Yield Optimization Notes due December 3, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), issued through UBS AG, London Branch

31.	USD 146,849.76 Trigger Yield Optimization Notes due December 3, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), issued through UBS AG, London Branch

32.	USD 174,989.16 Trigger Yield Optimization Notes due September 4, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), issued through UBS AG, London Branch

c)	Securities with issue date December 7, 2011

33.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2012 (Linked to the performance of the common stock of Medtronic, Inc.), issued through UBS AG, London Branch

34.	USD 218,000.00 Trigger Phoenix Autocallable Optimization Securities due December 10, 2012 (Linked to the performance of the common stock of Transocean Ltd.), issued through UBS AG, London Branch

d)	Securities with issue date December 8, 2011

35.	USD 116,000.00 Trigger Autocallable Optimization Securities due December 12, 2012 (Linked to the performance of the common stock of The Dow Chemical Company), issued through UBS AG, London Branch

36.	USD 120,000.00 Trigger Autocallable Optimization Securities due December 12, 2012 (Linked to the performance of the common stock of Devon Energy Corporation), issued through UBS AG, London Branch

37.

USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 12, 2012 (Linked to the performance of the American depositary shares of Banco Bradesco S.A.), issued through UBS AG, London Branch

38.

USD 155,000.00 Trigger Phoenix Autocallable Optimization Securities due December 12, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold, Inc.), issued through UBS AG, London Branch

39.

USD 110,000.00 Trigger Phoenix Autocallable Optimization Securities due December 12, 2012 (Linked to the performance of the common stock of General Electric Company), issued through UBS AG, London Branch

40.

USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 12, 2012 (Linked to the performance of the American depositary shares of Gerdau S.A.), issued through UBS AG, London Branch

41.	USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 12, 2012 (Linked to the performance of the common stock of Hess Corporation), issued through UBS AG, London Branch

42.

USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 12, 2012 (Linked to the performance of the American depositary shares of Petroleo Brasileiro S.A.), issued through UBS AG, London Branch

43.	USD 99,689.92 Trigger Yield Optimization Notes due December 10, 2012 (Linked to the performance of the common stock of Amazon.com, Inc.), issued through UBS AG, London Branch

44.	USD 99,971.55 Trigger Yield Optimization Notes due March 8, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold, Inc.), issued through UBS AG, London Branch

45.	USD 99,992.36 Trigger Yield Optimization Notes due March 8, 2012 (Linked to the performance of the American depositary shares of Gerdau S.A.), issued through UBS AG, London Branch

46.	USD 5,197,500 Trigger Phoenix Autocallable Optimization Securities due December 11, 2012 (Linked to the performance of the shares of the SPDR® S&P 500® ETF Trust), issued through UBS AG, London Branch

47.	USD 3,048,000 Callable Step-Up Fixed Rate Notes due December 8, 2021, issued through UBS AG, Jersey Branch

e)	Securities with issue date December 9, 2011

48.	USD 104,000.00 Trigger Phoenix Autocallable Optimization Securities due December 13, 2012 (Linked to the performance of the common stock of Citigroup Inc.), issued through UBS AG, London Branch

49.

USD 100,000.00 Trigger Phoenix Autocallable Optimization Securities due December 13, 2012 (Linked to the performance of the American depositary shares of Vale S.A.), issued through UBS AG, London Branch

50.	USD 104,931.40 Trigger Yield Optimization Notes due March 9, 2012 (Linked to the performance of the common stock of Potash Corporation of Saskatchewan Inc.), issued through UBS AG, London Branch

51.	USD 99,941.04 Trigger Yield Optimization Notes due December 11, 2012 (Linked to the performance of the common stock of Prudential Financial, Inc.), issued through UBS AG, London Branch

f)	Securities with issue date December 13, 2011

52.	USD 220,000.00 Trigger Phoenix Autocallable Optimization Securities due December 17, 2012 (Linked to the performance of the common stock of Broadcom Corporation), issued through UBS AG, London Branch

53.	USD 99,937.20 Trigger Yield Optimization Notes due December 13, 2012 (Linked to the performance of the common stock of Alpha Natural Resources, Inc.), issued through UBS AG, London Branch

54.	USD 99,985.95 Trigger Yield Optimization Notes due December 13, 2012 (Linked to the performance of the common stock of The Dow Chemical Company), issued through UBS AG, London Branch

55.	USD 169,916.89 Trigger Yield Optimization Notes due March 13, 2012 (Linked to the performance of the common stock of Freeport-McMoRan Copper & Gold, Inc.), issued through UBS AG, London Branch

56.	USD 139,964.72 Trigger Yield Optimization Notes due March 13, 2012 (Linked to the performance of the American depositary shares of Gerdau S.A.), issued through UBS AG, London Branch

57.	USD 399,979.86 Trigger Yield Optimization Notes due March 13, 2012 (Linked to the performance of the American depositary shares of Gerdau S.A.), issued through UBS AG, London Branch

58.	USD 399,972.80 Trigger Yield Optimization Notes due December 12, 2013 (Linked to the performance of the common stock of Starwood Hotels & Resorts Worldwide, Inc.), issued through UBS AG, London Branch

59.	USD 124,930.26 Trigger Yield Optimization Notes due March 13, 2012 (Linked to the performance of the American depositary shares of ITAU Unibanco Holdings S.A.), issued through UBS AG, London Branch

60.	USD 99,978.66 Trigger Yield Optimization Notes due September 13, 2012 (Linked to the performance of the common stock of JPMorgan Chase & Co.), issued through UBS AG, London Branch

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UBS AG

By:	/s/ Kiye Sakai
Name: Kiye Sakai
Title: Executive Director

By:	/s/ Sarah Starkweather
Name: Sarah Starkweather
Title: Director

Date: 10 January 2012